UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1 - 3525

AEP RETIREMENT SAVINGS 401(K) PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

AEP RETIREMENT SAVINGS 401(K) PLAN
INDEX
December 31, 2021 and 2020

Page Number

Signatures	2

Reports of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule
Schedule of Assets (Held as of End of Year)	20

Exhibit Index	46
Exhibit 23(1)

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting with Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized
By:
/s/ Julie A. Sherwood
Julie A. Sherwood, SVP Treasury & Risk

Report of Independent Registered Public Accounting Firm

Benefits Finance Committee and Participants
AEP Retirement Savings 401(k) Plan
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AEP Retirement Savings 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2021.
Columbus, Ohio
June 29, 2022

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2021 and 2020

	December 31,
	2021	2020
ASSETS
Investments at Fair Value	$5,045,915,545	$4,618,797,947

Investments at Contract Value	629,250,299	681,788,963

Notes Receivable from Participants	55,361,807	63,362,301

NET ASSETS AVAILABLE FOR BENEFITS	$5,730,527,651	$5,363,949,211

See Notes to Financial Statements beginning on page 6.

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2021 and 2020

	Years Ended December 31,
	2021	2020
INVESTMENT INCOME
Net Appreciation in Investments	$674,803,272	$597,184,616
Interest and Dividends	23,738,442	27,190,595
Total Investment Income	698,541,714	624,375,211

CONTRIBUTIONS
Participants	200,103,460	201,972,224
Employer	78,631,507	80,639,433
Total Contributions	278,734,967	282,611,657

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	3,070,484	3,730,303

DISTRIBUTIONS TO PARTICIPANTS	(605,668,883)	(509,504,366)

ADMINISTRATIVE AND MANAGEMENT FEES
Professional Fees	(671,220)	(338,350)
Investment Advisory and Management Fees	(7,058,886)	(5,927,868)
Other Fees	(369,736)	(475,567)
Total Administrative and Management Fees	(8,099,842)	(6,741,785)

NET INCREASE IN NET ASSETS	366,578,440	394,471,020

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	$5,363,949,211	$4,969,478,191

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$5,730,527,651	$5,363,949,211

See Notes to Financial Statements beginning on page 6.

AEP RETIREMENT SAVINGS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020

1. PLAN DESCRIPTION

The following description of the AEP Retirement Savings 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan’s information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978. The Plan covers full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (AEP or the Company) who are not excluded by the terms of the Plan, such as pursuant to a unionized collective bargaining agreement. American Electric Power Service Corporation (AEPSC) is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor). AEPSC is a wholly-owned subsidiary of AEP. JPMorgan Chase Bank (JPMorgan) was the primary trustee for the Plan (the Trustee) until the transition to The Bank of New York Mellon (BNYM) as primary trustee commenced effective January 29, 2021. Great-West Financial Retirement Plan Services, LLC (Empower Retirement) is the plan record keeper. AEPSC appointed Great-West Trust Company, LLC (GWTC) as the trustee/custodian for certain cash held on behalf of the Plan pending investment or disbursement.

Contributions

Newly eligible employees are automatically enrolled in the Plan with a 3% pretax deferral. Such deferrals automatically increase each year by 1% to a maximum of 6%. Employees may opt out of the automatic enrollment or revise their elections after they are notified of their right not to have such pretax deferrals made on their behalf and how their account will be invested in the absence of their making an investment election. Generally, eligible employees participating in the Plan may make contributions (pretax, after-tax or Roth 401(k) contributions) in 1% increments up to 50% of their eligible pay (within Internal Revenue Service (IRS) limits), although pretax and Roth 401(k) amounts are limited to $19,500 for 2021 and 2020. Participants who are age 50 and older are eligible to contribute additional pretax or Roth 401(k) amounts as catch-up contributions. The catch-up contribution limit was $6,500 for 2021 and 2020. An employee who is eligible to participate in the Plan also may roll eligible retirement benefits into the Plan. The participating employers contribute to the Plan, on behalf of each participant, an amount equal to 100% of the participant’s non-rollover contributions up to 1% of the participant’s eligible compensation for each payroll period, plus 70% of the participant’s contributions for the next 5% of the participant’s eligible compensation for each payroll period, subject to certain limitations. All contributions that are withheld from a participant’s pay or are made by the participating employers are deposited in the AEP Retirement Savings 401(k) Plan Trust after each pay period. The Plan, in a manner consistent with the requirements under Section 401 of the Internal Revenue Code (IRC), restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan, provided that it is AEPSC’s intent that the Plan include a “qualified automatic contribution arrangement” (as defined in Section 401(k)(13) of the IRC), such that only the after-tax contributions made by such highly compensated participants may be subject to such restrictions.

Notes Receivable from Participants

Participants generally may borrow from their savings plan accounts a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance. During March 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law. Pursuant to the CARES Act, the Company changed the Plan to temporarily allow certain qualified participants to obtain COVID-19 related plan loans for the lesser of: (1) $100,000 (increased from $50,000), or (2) 100% (increased from 50%) of the participant’s vested account balance. This was only available for plan loans made during the period from March 27, 2020 to September 22, 2020. The CARES Act also provided relief to participants with outstanding plan loans (on or after March 27, 2020) by allowing for a suspension of the loan payments (due from March 27, 2020 through December 31, 2020). During the suspension period, interest continued to accrue. The term of the loan may extend for a period of up to one year without violating the original term period. Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal as of the first business day of the calendar month in which the loan is taken. Active employees repay principal and interest payments through payroll deductions.

Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subject to income taxes and possible tax penalty. No allowance for credit losses has been recorded at December 31, 2021 or 2020.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings and losses and charged with benefit payments and allocations of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants may transfer the value of their cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis. Participants may change their payroll contribution elections coinciding with the Company’s payroll periods.

Participants may make investments in 1% increments among various unitized funds established by the Plan including index funds, bond funds, growth funds, value funds, target date funds, and a stable value fund. The assets of each of the funds are held in the custody of the Trustee, and record-kept at the participant level by Empower Retirement. As the Plan owns the underlying assets of each of these funds, the financial statements present the underlying investments of these unitized funds. In the absence of a participant-directed investment, contributions are invested in a target date fund based on the participant's date of birth and estimated retirement date.

The AEP Stock Fund is an investment option in the Plan. Participants can elect to have dividends generated from their unitized holdings in the AEP Stock Fund paid out in cash, rather than automatically reinvested in the fund. The dividend payouts are made periodically (at least annually) and are treated as ordinary income to the participants for tax purposes.

In addition to the above, the Plan offers a self-directed brokerage account (SDB) option that allows participants to invest in retail mutual funds and money market funds.

Vesting and Distribution

Participants are immediately vested in their pretax, after-tax, Roth 401(k) and the Company contributions, including earnings thereon; provided that certain matching contributions made to participants of the AEP Energy, Inc. 401(k) Retirement Plan may be only partially vested in accordance with existing vesting positions of this plan. Excluding participants’ pretax and Roth 401(k) contributions, profit sharing contributions, and post-2008 Company matching contributions, all participants may make an unlimited number of withdrawals of their interest in the Plan at any time, including their pre-2009 Company matching contributions. Pretax, Roth 401(k) and profit sharing contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier upon hardship (as defined by the Plan), or following termination of employment. Post-2008 Company matching contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier following earlier termination of employment, but not upon hardship. Pursuant to the CARES Act, the Company has changed the Plan to allow certain qualified participants impacted by COVID-19 to take withdrawals up to $100,000 between January 1, 2020 and December 30, 2020. These COVID-19 related distributions were not subject to the early withdrawal penalty, or to 20% federal tax withholding; but they were subject to a 10% federal tax withholding requirement, and participants have the option to spread the applicable income tax resulting from the COVID-19 related distribution over a 3 year period.

Participant who obtained a COVID-19 related distribution may repay the distribution to an eligible retirement plan within the three-year period following the distribution to defer otherwise applicable taxation.

2. ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

Participants direct the investment of their plan accounts among various investment options offered by the Plan. Investments in securities are reported at fair value while fully benefit responsive investment contracts are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities have been recorded on a trade-date basis. Net appreciation includes the Plan’s gains or losses on investments bought or sold as well as held throughout the year. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. These amounts are reinvested by the Trustee in the funds that generated such income with the exception of the AEP Stock Fund, which pays or reinvests dividends at the direction of each participant.

Notes Receivable from Participants

Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are not recorded as distributions until actually distributed based on the terms of the Plan document.

Administrative and Management Fees

Administrative and Management Fees incurred relating to JPMorgan, Empower Retirement and BNYM during 2021 and 2020 totaled $2,539,267 and $2,314,433, respectively. The Plan directly pays for administrative, record keeping and management fees. Fees related to the administration of Notes Receivable from Participants are charged directly to the participant's account and are included in the administrative expenses. Investment related expenses are included in Net Appreciation in Investments.

Distributions to Participants

Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets. The estimates and assumptions used are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from the estimates.

Fair Value Measurements of Assets

The accounting guidance for “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). AEPSC’s staff independently monitors valuation policies and procedures and provides members of the Benefits Finance Committee (BFC) and its Investment Subcommittee (IC) various monthly and quarterly reports, regarding compliance with policies and procedures. As of December 31, 2021, the BFC consisted of AEPSC’s Chief Financial Officer, Treasurer, Senior Vice President - Chief Human Resources Officer, Senior Vice President - Strategy and Transformation, Executive Vice President - General

Counsel, and the Executive Vice President - Portfolio Optimization. The IC consists of AEPSC’s Treasurer, Director of Trusts and Investments and two Managing Directors of Corporate Finance.

The Plan utilizes its Trustee’s external pricing service to estimate the fair value of the underlying investments held in the Plan. The Plan’s investment managers review and validate the prices utilized by the Trustee to determine fair value. The Plan Administrator performs its own valuation testing to verify the fair values of the securities, in part by reviewing audit reports of the Trustee’s operating controls and valuation processes.

Assets in the Plan are classified using the following methods. Equities are classified as Level 1 holdings if they are actively traded on exchanges. Items classified as Level 1 are investments in equity securities and registered investment companies. They are valued based on observable inputs primarily unadjusted quoted prices in active markets for identical assets. Items classified as Level 2 are primarily investments in individual fixed income securities. Fixed income securities generally do not trade on exchanges and do not have an official closing price but their valuation inputs are based on observable market data.

The Trustee uses multiple pricing vendors for the assets held in trust. The Trustee’s pricing vendors calculate bond valuations using financial models and matrices. The models use observable inputs including yields on benchmark securities, quotes by securities brokers, rating agency actions, discounts or premiums on securities compared to par prices, changes in yields for U.S. Treasury securities, corporate actions by bond issuers, prepayment schedules and histories, economic events and, for certain securities, adjustments to yields to reflect changes in the rate of inflation. Cash equivalent funds are held to provide liquidity and meet short term cash needs. The underlying holdings in the cash funds may consist of commercial paper, certificates of deposit, treasury bills, and other short-term debt securities. Short-term debt securities are valued based on observable market data by the trust banks pricing vendor. Other securities with model-derived valuation inputs that are observable are also classified as Level 2 investments. Investments with unobservable valuation inputs are classified as Level 3 investments. Investments classified as “Other” are valued using Net Asset Value (NAV) as a practical expedient. Items classified as Other are primarily cash equivalent funds and common collective trusts. These investments do not have a readily determinable fair value or they contain redemption restrictions which may include the right to suspend redemptions under certain circumstances. Redemption restrictions on common collective trusts may also prevent certain investments from being redeemed at the reporting date for the underlying value. There are no unfunded commitments for investments in common collective trusts.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, AEPSC has the right to take such actions as will allow contributions to the Plan to be discontinued at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants would be made 100 percent vested in their accounts.

4. INVESTMENT CONTRACTS

The Plan's Managed Income Fund provides a stable value investment option that includes fully benefit-responsive synthetic investment wrap contracts which assure the book value of investments in that fund for plan participants. The fund’s underlying assets, which are held in a trust, utilize wrap contracts issued by four financial institutions as of December 31, 2021 and 2020. The fund’s underlying investment or investments, usually a portfolio owned by the Plan, consist primarily of high quality, intermediate term fixed income securities and guaranteed investment contracts. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus credited interest, less participant withdrawals, without regard to changes in the fair value of the investments and securities underlying the fund. The rates for crediting interest are reset periodically based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. The interest crediting rate cannot be less than 0%. Certain events initiated by the Plan Sponsor, such as a plan termination or a plan merger, would limit the ability of the Plan to administer participant-level transactions at contract value or may allow for the termination of the wrap contract at market value, rather than contract value.

The Plan Sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable as of December 31, 2021 or the date these financial statements are issued.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain transactions involving the Plan and its assets during 2020 and 2021 involved parties in interest with respect to the Plan, but those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions. The exempt party-in-interest transactions involving the Plan included the following: JPMorgan has acted as trustee and custodian under the Plan, while its affiliates have acted as (a) investment managers for a number of the Plan’s investment options, (2) BNYM has acted as trustee and custodian under the Plan, while Mellon, an affiliate has acted as an investment manager in connection with the index funds held under the Plan's investment options and (3) GWTC has been acting as a trustee and custodian under the Plan, while its affiliates have acted as (a) the Plan’s record keeper and (b) investment advisor or investment manager for a number of plan participants with respect to the amounts held in their Plan accounts. Notes receivable from participants held by the Plan are also considered party-in-interest transactions. Certain investments within the Self Directed Brokerage account are considered party-in-interest transactions.

As of December 31, 2021 and 2020, the Plan held 3,583,960 and 3,879,879 shares, respectively, of common stock of American Electric Power Company, Inc., the parent company of the Plan Sponsor, with a cost basis of $192,820,317 and $203,562,898, respectively. During the year ended December 31, 2021, the Plan acquired 146,976 shares of that common stock with a fair value of $12,298,450 and disposed of 442,895 shares with a fair value of $16,511,053. During the year ended December 31, 2020, the Plan acquired 485,324 shares of that common stock with a fair value of $40,685,494 and disposed of 635,323 shares with a fair value of $56,206,458. During the years ended December 31, 2021 and 2020, the Plan recorded dividend income of $11,413,199 and $11,123,089, respectively, related to its investment in that common stock.

6. FAIR VALUE MEASUREMENTS

For a discussion of fair value accounting and the classification of assets within the fair value hierarchy, see the “Fair Value Measurements of Assets” section of Note 2.

Plan Assets within the Fair Value Hierarchy as of December 31, 2021

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$704,278,150	$—	$—	$—	$704,278,150
AEP Stock	318,864,921	—	—	—	318,864,921
Subtotal Equities	1,023,143,071	—	—	—	1,023,143,071

Common/Collective Trusts
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	222,099,319	222,099,319
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	467,698,045	467,698,045
Mellon Capital Stock Index Fund (a)	—	—	—	1,308,710,375	1,308,710,375
Mellon Capital International Stock Index Fund (a)	—	—	—	717,537,755	717,537,755
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	608,665,464	608,665,464
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	27,585,802	27,585,802
JPMorgan Strategic Property Fund (a)	—	—	—	86,941,287	86,941,287
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	58,080,968	58,080,968
Columbia Trust Focused Large Cap Growth Fund (a)	—	—	—	247,064,658	247,064,658
Sands International CIT (a)	—	—	—	29,734,845	29,734,845
TCW Core Plus Bond Fund (a)	—	—	—	74,892,930	74,892,930
Subtotal Common/Collective Trusts	—	—	—	3,849,011,448	3,849,011,448

Self-Directed Brokerage Account (a)	88,582,672	—	—	11,727,551	100,310,223
Registered Investment Companies	31,650,980	—	—	—	31,650,980
Cash Equivalents (a)	—	—	—	46,133,899	46,133,899
Accrued Items and Unsettled Trades (a)	356,825	—	—	(4,690,901)	(4,334,076)

Total Assets Reflecting Investments at Fair Value	$1,143,733,548	$—	$—	$3,902,181,997	$5,045,915,545

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share as practical expedient.

Plan Assets within the Fair Value Hierarchy as of December 31, 2020

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$682,098,487	$—	$—	$—	$682,098,487
AEP Stock	323,077,524	—	—	—	323,077,524
Subtotal Equities	1,005,176,011	—	—	—	1,005,176,011

Common/Collective Trusts
JPMorgan Liquidity Fund (a)	—	—	—	21,682,463	21,682,463
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	210,808,132	210,808,132
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	401,692,712	401,692,712
Mellon Capital Stock Index Fund (a)	—	—	—	1,109,531,125	1,109,531,125
Mellon Capital International Stock Index Fund (a)	—	—	—	660,031,838	660,031,838
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	575,341,739	575,341,739
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	26,571,999	26,571,999
JPMorgan Strategic Property Fund (a)	—	—	—	65,129,429	65,129,429
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	50,660,881	50,660,881
Columbia Trust Focused Large Cap Growth Fund (a)	—	—	—	246,556,207	246,556,207
MetWest Total Return Bond Fund (a)	—	—	—	67,993,031	67,993,031
Subtotal Common/Collective Trusts	—	—	—	3,435,999,556	3,435,999,556

Self-Directed Brokerage Account (a)	81,368,294	—	—	13,720,131	95,088,425
Registered Investment Companies	74,665,499	—	—	—	74,665,499
Cash Equivalents (a)	—	—	—	4,659,795	4,659,795
Accrued Items and Unsettled Trades (a)	(337,453)	—	—	3,546,114	3,208,661

Total Assets Reflecting Investments at Fair Value	$1,160,872,351	$—	$—	$3,457,925,596	$4,618,797,947

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share.

The following tables set forth a summary of the Plan's investments with a reported Net Asset Value as a practical expedient as of December 31, 2021 and 2020:

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2021

Common/Collective Trusts	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
Mellon Capital Small Cap Stock Index Fund	$222,099,319	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	467,698,045	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	1,308,710,375	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	717,537,755	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	608,665,464	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	27,585,802	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	86,941,287	Quarterly	30 Days
Mellon Capital Emerging Markets Stock Index Fund	58,080,968	Daily	Trade Date + 1
Columbia Trust Focused Large Cap Growth Fund	247,064,658	Daily	Trade Date + 1
Sands International CIT	29,734,845	Daily	Trade Date + 1
TCW Core Plus Bond Fund	74,892,930	Daily	Trade Date + 1
Self-Directed Brokerage Account	11,727,551	Daily	Trade Date + 1
Total Assets	$3,860,738,999

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2020

Common/Collective Trusts	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
JPMorgan Liquidity Fund	$21,682,463	Daily	1 Day
Mellon Capital Small Cap Stock Index Fund	210,808,132	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	401,692,712	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	1,109,531,125	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	660,031,838	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	575,341,739	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	26,571,999	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	65,129,429	Quarterly	30 Days
Mellon Capital Emerging Markets Stock Index Fund	50,660,881	Daily	Trade Date + 1
Columbia Trust Focused Large Cap Growth Fund	246,556,207	Daily	Trade Date + 1
MetWest Total Return Bond Fund	67,993,031	Daily	Trade Date + 1
Self-Directed Brokerage Account	13,720,131	Daily	Trade Date + 1
Total Assets	$3,449,719,687

It is the Plan’s policy to record transfers in and transfers out of each level at the end of each reporting period. There have been no transfers between Level 1, Level 2, and Level 3 during the years ended December 31, 2021 and 2020.

7. RISK AND UNCERTAINTIES

The Plan invests in various investment instruments, and investment securities are exposed to various risks, such as interest rate, credit and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

8. FEDERAL INCOME TAX

The IRS has issued a favorable determination letter dated December 8, 2017 with respect to the Plan. A favorable determination letter indicates that, in the opinion of the IRS, the terms of the Plan meets the requirements of Section 401(a) of the IRC, and thereby recognizes the exempt status of the Plan’s trust pursuant to Section 501(a) of the IRC.

The Plan has been amended subsequent to the issuance of that IRS determination letter. Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan’s trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more than likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently no audits for any tax periods in progress.

9. SUBSEQUENT EVENTS

The Plan evaluated subsequent events from December 31, 2021 through June 29, 2022, the date these financial statements were available to be issued. The Plan is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following tables are reconciliations of participant loans and net assets available for benefits per the financial statements to the Form 5500.

	January 1,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (a)	2021	2020
Beginning Balance per Financial Statements	$63,362,301	$76,418,775
Less: Loans Deemed Distributed with No Post-Default Payments	(5,579,961)	(5,492,568)
Balance Reported on Form 5500	$57,782,340	$70,926,207

	December 31,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (b)	2021	2020
Ending Balance per Financial Statements	$55,361,807	$63,362,301
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(5,728,244)	(5,579,961)
Balance Reported on Form 5500	$49,633,563	$57,782,340

	January 1,
Net Assets - Schedule H, Part I, Line 1l, Column (a)	2021	2020
Beginning Balance per Financial Statements	$5,363,949,211	$4,969,478,191
Less: Loans Deemed Distributed with No Post-Default Payments	(5,579,961)	(5,492,568)
Beginning Balance Reported on Form 5500	$5,358,369,250	$4,963,985,623

	December 31,
Net Assets - Schedule H, Part I, Line 1l, Column (b)	2021	2020
Ending Balance per Financial Statements	$5,730,527,651	$5,363,949,211
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(5,728,244)	(5,579,961)
Balance Reported on Form 5500	$5,724,799,407	$5,358,369,250

	December 31,
Increase (Decrease) in Net Assets - Schedule H, Part II, Line 2k	2021	2020
Per Financial Statements	$366,578,440	$394,471,020
Less: Loans Deemed Distributed	(148,283)	(87,393)
Reported on Form 5500	$366,430,157	$394,383,627

AEP RETIREMENT SAVINGS 401(K) PLAN
PLAN #002 EIN #13-4922641
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

Identity of Issuer, Borrower, Lessor or Similar Party	Current Value

MANAGED INCOME FUND

MONEY MARKET FUND
JP MORGAN US GOVERNMENT MONEY MARKET	$54,301,864
TOTAL MONEY MARKEY FUND	$54,301,864

U.S. GOVERNMENT SECURITIES
CES MU2 LLC	$864,488
CROWLEY CONRO LLC	652,971
DY9 LEASING LLC	941,095
EXIM BANK OF THE UNITED STATES	544,360
FANNIE MAE OR FREDDIE MAC	35,727,004
FANNIE MAE POOL	64,939,936
FANNIE MAE-ACES	84,027
FREDDIE MAC GOLD POOL	14,202,239
FREDDIE MAC MULTIFAM STRUCT PT CERT	58,008
FREDDIE MAC MULTIFAMILY STRUCTURED PT CERTIFICATES	3,519,164
FREDDIE MAC NON GOLD POOL	2,965,598
FREDDIE MAC POOL	15,819,783
GNMA	3,338,651
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION	1,258,785
HELIOS LEASING I LLC	249,130
MSN 41079 AND 41084 LTD	416,703
PETROLEOS MEXICANOS	2,029,472
PHOENIX 2012 LLC	502,531
RIMON LLC	772,022
SBA SMALL BUSINESS INVESTMENT COS	11,419,586
SEASONED CREDIT RISK TRANSFER TRUST	741,090
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2018-2	222,003
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2018-3	173,121
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-1	648,111
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-2	735,149
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-3	474,958
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2020-2	2,033,410
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2020-3	6,996,552
UNITED STATES SMALL BUSINESS ADMINISTRATION	2,665,534
UNITED STATES TREASURY NOTE/BOND	112,565,044
TOTAL U.S. GOVERNMENT SECURITIES	$287,560,525

CORPORATE DEBT INSTRUMENTS - PREFERRED
3M CO	$41,991
ABILENE INDEPENDENT SCHOOL DISTRICT	553,509
ADVOCATE HEALTH & HOSPITALS CORP	566,053
ALABAMA FEDERAL AID HIGHWAY FINANCE AUTHORITY	995,565
AMEREN ILLINOIS CO	407,275
ANTELOPE VALLEY COMMUNITY COLLEGE DISTRICT	559,819

	ARCHER-DANIELS-MIDLAND CO	175,441
	ASCENSION HEALTH	700,284
	BANK OF AMERICA CORP	5,929,661
	BANK OF MONTREAL	1,537,182
(a)	BANK OF NEW YORK MELLON CORP/THE	126,355
	BANK OF NOVA SCOTIA/THE	1,832,357
	BMW US CAPITAL LLC	1,199,529
	BOERNE SCHOOL DISTRICT	1,255,858
	BP CAPITAL MARKETS AMERICA INC	1,283,818
	BRISTOL-MYERS SQUIBB CO	486,060
	CARGILL INC	203,763
	CATERPILLAR FINANCIAL SERVICES CORP	600,279
	CEDARS-SINAI HEALTH SYSTEM	395,357
	CHARLES SCHWAB CORP/THE	389,612
	CHEVRON CORP	425,965
	CHIPPEWA VALLEY SCHOOLS	435,616
	CHRISTUS HEALTH	461,649
	CHUBB INA HOLDINGS INC	89,979
	CITY & COUNTY OF HONOLULU HI	512,864
	CITY OF CHESAPEAKE VA	471,517
	CITY OF HOUSTON TX	285,976
	CLEVELAND CLINIC HEALTH SYSTEM	844,309
	COAST COMMUNITY COLLEGE DISTRICT	472,350
	COMMONWEALTH EDISON CO	524,628
	COMMONWEALTH OF MASSACHUSETTS	883,592
	CONNECTICUT LIGHT AND POWER CO/THE	369,741
	COUNTY OF BEXAR TX	390,767
	DEACONESS HEALTH, IN	283,823
	DEERE & CO	126,103
	DEKALB KANE LASALLE COUNTIES COMM COLLEGE DIST 523	244,818
	DOMINION ENERGY SOUTH CAROLINA INC	252,751
	DTE ELECTRIC CO	663,488
	DUKE ENERGY CAROLINAS LLC	698,692
	DUKE ENERGY FLORIDA LLC	415,998
	DUKE ENERGY PROGRESS LLC	999,148
	EAST OHIO GAS CO/THE	236,946
	EMERSON ELECTRIC CO	829,199
	EMORY UNIVERSITY	130,069
	ENTERGY ARKANSAS LLC	136,996
	ENTERGY LOUISIANA LLC	347,470
	EQUINOR ASA	885,749
	EVERGY KANSAS CENTRAL INC	104,986
	EVERGY METRO INC	484,225
	EXXON MOBIL CORP	264,953
	FEDERATION DES CAISSES DESJARDIN DU QUEBEC	630,319
	FLORIDA POWER & LIGHT CO	73,624
	FLORIDA WATER POLLUTION CONTROL FINANCING CORP	272,509
	GGLAXOSMITHKLINE CAPITAL PLC	149,642
	GLAXOSMITHKLINE CAPITAL PLC	738,221
	GOLDMAN SACHS GROUP INC/THE	4,129,809
	HONOLULU CITY & COUNTY BOARD OF WATER SUPPLY	220,687
	HOUSTON TX UTILITY SYS REVENUE	288,612
	INDIANA UNIVERSITY	766,959
	INTEL CORP	744,628
	J PAUL GETTY TRUST/THE	465,526

JOBSOHIO BEVERAGE SYSTEM	172,441
JOHN DEERE CAPITAL CORP	101,290
JOHNS HOPKINS HEALTH SYSTEM CORP/THE	261,222
JPMORGAN CHASE & CO	5,366,394
KAISER FOUNDATION HOSPITALS	705,727
KELLER INDEPENDENT SCHOOL DISTRICT/TX	559,956
KENTUCKY UTILITIES CO	850,341
LAKOTA LOCAL SCHOOL DISTRICT/BUTLER COUNTY	378,385
LELAND STANFORD JUNIOR UNI BOARD OF TRUSTEES	229,376
LELAND STANFORD JUNIOR UNIVERSITY/THE	261,420
LINN COUNTY COMMUNITY SCHOOL DISTRICT NO 9 LEBANON	1,615,242
LOS ANGELES COMMUNITY COLLEGE DISTRICT/CA	566,408
MASSACHUSETTS INSTITUTE OF TECHNOLOGY	370,928
MASSACHUSETTS SCHOOL BUILDING AUTHORITY	447,985
MASSMUTUAL GLOBAL FUNDING II	1,692,419
MASTERCARD INC	163,501
MERCK & CO INC	730,252
MORGAN STANLEY	3,766,379
MOUNTAIN VIEW-WHISMAN SCHOOL DISTRICT	369,165
NESTLE HOLDINGS INC	1,090,613
NEW YORK AND PRESBYTERIAN HOSPITAL/THE	393,434
NEW YORK HOSPITAL FOR SPECIAL SURGERY	87,663
NEW YORK LIFE GLOBAL FUNDING	1,264,859
NEW YORK STATE DORMITORY AUTHORITY	542,717
NIKE INC	109,405
NORTH DAKOTA PUBLIC FINANCE AUTHORITY	503,471
NORTHERN STATES POWER CO/MN	81,190
NORTHWESTERN MUTUAL GLOBAL FUNDING	392,123
NTT FINANCE CORP	926,572
OHIOHEALTH CORP	364,589
OHLONE COMMUNITY COLLEGE DISTRICT	497,908
ONCOR ELECTRIC DELIVERY CO LLC	1,003,926
ORLANDO HEALTH OBLIGATED GROUP	379,741
PACIFIC LIFE GLOBAL FUNDING II	148,233
PACIFICORP	1,130,694
PEACEHEALTH OBLIGATED GROUP	298,693
PNC BANK NA	359,989
PRICOA GLOBAL FUNDING I	403,309
PROVIDENCE ST JOSEPH HEALTH OBLIGATED GROUP	760,693
PUBLIC SERVICE ELECTRIC AND GAS CO	844,720
ROCHE HOLDINGS INC	960,404
ROCHESTER GAS AND ELECTRIC CORP	381,156
ROYAL BANK OF CANADA	1,950,871
SAN DIEGO COMMUNITY COLLEGE DISTRICT	800,919
SAN DIEGO UNIFIED SCHOOL DISTRICT/CA	556,624

SAN JOSE REDEVELOPMENT AGENCY SUCCESSOR AGENCY	397,658
SAN RAMON VALLEY UNIFIED SCHOOL DISTRICT/CA	728,650
SCHLUMBERGER FINANCE CANADA LTD	295,555
SCHLUMBERGER INVESTMENT SA	853,703
SHELL INTERNATIONAL FINANCE BV	1,040,464
SIEMENS FINANCIERINGSMAATSCHAPPIJ NV	593,932
SOUTH DAKOTA STATE BUILDING AUTHORITY	568,571
SPIRE MISSOURI INC	550,278
STANFORD HEALTH CARE	353,615
STATE OF HAWAII	2,235,221
STATE OF LOUISIANA GASOLINE & FUELS TAX REVENUE	776,639
STATE OF MISSISSIPPI	916,846
STATE OF NEW YORK	1,197,458
STATE OF OREGON	1,031,318
STATE OF TEXAS	810,052
STATE OF UTAH	624,016
STATE OF WASHINGTON	812,624
STATE OF WISCONSIN	690,076
STATE STREET CORP	959,316
SUTTER HEALTH	184,329
TARGET CORP	134,643
TEXAS TECH UNIVERSITY SYSTEM	380,105
TEXAS TRANSPORTATION COMMISSION	414,621
TEXAS TRANSPORTATION COMMISSION STATE HIGHWAY FUND	424,702
TORONTO-DOMINION BANK/THE	1,854,510
TOTALENERGIES CAPITAL INTERNATIONAL SA	557,807
TOYOTA MOTOR CREDIT CORP	1,068,177
TRINITY HEALTH	664,950
TRUIST BANK	654,065
TSMC ARIZONA CORP	562,384
TSMC GLOBAL LTD	1,277,945
TWIN FALLS COUNTY SCHOOL DIST NO 411 TWIN FALLS	597,782
UBS AG/LONDON	594,811
UNILEVER CAPITAL CORP	129,530
UNION ELECTRIC CO	505,333
UNITEDHEALTH GROUP INC	128,072
UNIVERSITY OF CALIFORNIA	501,937
UNIVERSITY OF MICHIGAN	438,394
UNIVERSITY OF PENNSYLVANIA	331,177
US BANK NA/CINCINNATI OH	856,751
VIRGINIA ELECTRIC AND POWER CO	246,064
WASHINGTON & CLACKAMAS SCHOOL	545,177
WESTPAC BANKING CORP	252,275
WISCONSIN ST GEN FUND APPROP	550,815

YALE UNIVERSITY	1,060,746
TOTAL CORPORATE DEBT INSTRUMENTS - PREFERRED	$106,191,112

CORPORATE DEBT INSTRUMENTS - ALL OTHER
ABBVIE INC	$1,626,227
AGILENT TECHNOLOGIES INC	187,448
ALEXANDRIA REAL ESTATE EQUITIES INC	733,558
ALLIANT ENERGY FINANCE LLC	197,137
ALLY AUTO RECEIVABLES TRUST 2019-3	127,041
AMERICAN EXPRESS CO	1,459,801
AMERICAN HONDA FINANCE CORP	1,108,223
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST	518,358
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2019-3	140,122
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2020-2	620,677
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2020-3	884,538
AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2021-3	303,360
AMPHENOL CORP	563,320
ANALOG DEVICES INC	37,027
ANGLO AMERICAN CAPITAL PLC	989,875
ARI FLEET LEASE TRUST 2018-B	50,396
ARI FLEET LEASE TRUST 2021-A	642,015
ASTRAZENECA FINANCE LLC	258,146
AT&T INC	2,337,439
ATMOS ENERGY CORP	284,481
BA CREDIT CARD TRUST	473,744
BAE SYSTEMS HOLDINGS INC	627,327
BAE SYSTEMS PLC	277,553
BAKER HUGHES A GE CO LLC	592,234
BAKER HUGHES LLC/CO-OBL	437,917
BAXTER INTERNATIONAL INC	1,651,044
BAYER US FINANCE II LLC	902,021
BAYER US FINANCE LLC	247,501
BELL TELEPHONE CO OF CANADA OR BELL CANADA/THE	332,330
BLACK HILLS CORP	917,041
BMW VEHICLE LEASE TRUST 2021-1	857,366
BMW VEHICLE OWNER TRUST 2020-A	596,239
BNP PARIBAS SA	1,351,145
BNP PARIBAS SEC CORP	344,309
BOEING CO/THE	1,076,919
BOSTON PROPERTIES LP	864,130
BRAZOS EDUCATION LOAN AUTHORITY	785,675
BRAZOS EDUCATION LOAN AUTHORITY INC	1,547,584
BRAZOS HIGHER EDUCATION AUTHORITY INC	438,925
BROWN-FORMAN CORP	160,959

CANADIAN NATURAL RESOURCES LTD	315,190
CANADIAN PACIFIC RAILWAY CO	712,961
CAPITAL ONE BANK USA NA	390,809
CAPITAL ONE FINANCIAL CORP	759,581
CAPITAL ONE NA	903,752
CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2019-2	316,886
CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2021-1	595,727
CARMAX AUTO OWNER TRUST 2018-3	164,379
CARMAX AUTO OWNER TRUST 2019-4	609,845
CARMAX AUTO OWNER TRUST 2020-1	650,392
CARMAX AUTO OWNER TRUST 2020-2	627,784
CARMAX AUTO OWNER TRUST 2020-4	930,169
CARMAX AUTO OWNER TRUST 2021-1	768,298
CARRIER GLOBAL CORP	831,441
CENTERPOINT ENERGY RESOURCES CORP	314,302
CHESAPEAKE FUNDING II LLC	1,209,733
CHEVRON PHILLIPS CHEMICAL CO LLC	310,609
CIGNA CORP	90,927
CINTAS CORP NO 2	986,766
CITIGROUP COMMERCIAL MORTGAGE TRUST 2013-GC11	253,903
CITIGROUP COMMERCIAL MORTGAGE TRUST 2014-GC21	927,503
CITIGROUP INC	3,471,797
CITIZENS BANK NA/PROVIDENCE RI	273,560
CLECO POWER LLC	109,952
CNH EQUIPMENT TRUST 2018-B	161,750
CNH EQUIPMENT TRUST 2021-C	611,090
COMCAST CORP	914,541
COMM 2012-CCRE5 MORTGAGE TRUST	2,033,332
COMM 2013-CCRE10 MORTGAGE TRUST	495,222
COMM 2013-CCRE6 MORTGAGE TRUST	1,012,627
COMM 2013-CCRE7 MORTGAGE TRUST	311,565
COMM 2013-LC6 MORTGAGE TRUST	764,486
COMM 2014-CCRE17 MORTGAGE TRUST	1,429,183
COMM 2014-CR14 MORTGAGE TRUST	1,665,437
COMMONSPIRIT HEALTH	72,691
COOPERATIEVE RABOBANK UA	1,327,022
CREDIT SUISSE GROUP AG	1,740,441
CRH AMERICA INC	579,601
CUBESMART LP	219,722
CVS HEALTH CORP	829,859
DAIMLER FINANCE NORTH AMERICA LLC	1,795,352
DAIMLER TRUCKS FINANCE NORTH AMERICA LLC	1,255,510
DANONE SA	514,783
DELL EQUIPMENT FINANCE TRUST 2019-2	285,441

DELL EQUIPMENT FINANCE TRUST 2020-1	113,911
DELL EQUIPMENT FINANCE TRUST 2020-2	729,438
DIAGEO CAPITAL PLC	634,604
DIGITAL REALTY TRUST LP	287,122
DLLAA 2021-1 LLC	1,014,153
DLLAD 2021-1 LLC	628,719
DLLMT 2021-1 LLC	537,091
DONLEN FLEET LEASE FUNDING 2 LLC	790,631
DUKE REALTY LP	598,368
DUPONT DE NEMOURS INC	1,257,220
EATON CORP	143,244
ECMC GROUP STUDENT LOAN TRUST 2018-2	854,883
ECOLAB INC	451,833
EDLINC STUDENT LOAN FUNDING TRUST 2012-1	167,955
EDSOUTH INDENTURE NO 2 LLC	160,027
EDU FUND OF SOUTH	447,431
EMD FINANCE LLC	785,800
ENTERGY TEXAS INC	146,693
ENTERPRISE FLEET FINANCING 2019-3 LLC	186,573
ENTERPRISE FLEET FINANCING 2020-2 LLC	579,801
ENTERPRISE FLEET FINANCING 2021-3 LLC	745,335
ENTERPRISE FLEET FUNDING 2021-1 LLC	891,774
ENTERPRISE PRODUCTS OPERATING LLC	1,221,845
EQUIFAX INC	622,853
ERP OPERATING LP	244,269
FEDERAL REALTY INVESTMENT TRUST	1,388,988
FEDEX CORP	731,923
FIFTH THIRD BANCORP	595,632
FISERV INC	1,278,276
FLORIDA GAS TRANSMISSION CO LLC	615,893
FMC CORP	277,030
FORD CREDIT AUTO LEASE TRUST 2020-A	414,106
FORD CREDIT AUTO LEASE TRUST 2020-B	654,522
FORD CREDIT AUTO OWNER TRUST	1,936,630
FORD CREDIT AUTO OWNER TRUST 2018-REV2	1,945,973
FORD CREDIT AUTO OWNER TRUST 2020-A	664,280
FORD CREDIT AUTO OWNER TRUST 2020-C	1,129,806
FORD CREDIT AUTO OWNER TRUST 2020-REV1	1,360,563
FORD CREDIT AUTO OWNER TRUST 2021-REV1	1,018,320
FORTUNE BRANDS HOME & SECURITY INC	105,885
GENERAL DYNAMICS CORP	546,718
GENERAL MILLS INC	310,507
GENERAL MOTORS FINANCIAL CO INC	634,521
GEORGIA-PACIFIC LLC	920,129

GILEAD SCIENCES INC	127,720
GM FINANCIAL AUTOMOBILE LEASING TRUST 2020-2	11,597
GM FINANCIAL AUTOMOBILE LEASING TRUST 2020-3	800,220
GM FINANCIAL AUTOMOBILE LEASING TRUST 2021-3	520,030
GM FINANCIAL CONSUMER AUTO REC TRUST 2020-3	1,197,952
GM FINANCIAL CONSUMER AUTO REC TRUST 2021-1	1,103,110
GM FINANCIAL CONSUMER AUTOMOBILE REC TRUST 2018-3	64,650
GM FINANCIAL CONSUMER AUTOMOBILE REC TRUST 2020-1	294,164
GM FINANCIAL CONSUMER AUTOMOBILE RECEIVABLES TRUST	346,510
GM FINANCIAL LEASING TRUST	633,067
GM FINANCIAL REVOLVING RECEIVABLES TRUST 2021-1	629,679
GS MORTGAGE SECURITIES TRUST 2013-GC13	483,631
GS MORTGAGE SECURITIES TRUST 2013-GC16	1,701,282
GS MORTGAGE SECURITIES TRUST 2014-GC26	1,800,356
GULFSTREAM NATURAL GAS SYSTEM LLC	116,184
HALLIBURTON CO	579,442
HARLEY-DAVIDSON MOTORCYCLE TRUST 2020-A	492,183
HEALTH CARE SERVICE CORP A MUTUAL LEGAL RESERVE CO	319,816
HEALTHPEAK PROPERTIES INC	327,425
HEWLETT PACKARD ENTERPRISE CO	546,594
HEXCEL CORP	359,764
HONDA AUTO RECEIVABLES 2019-4 OWNER TRUST	375,441
HONDA AUTO RECEIVABLES 2020-3 OWNER TRUST	762,964
HONDA AUTO RECEIVABLES 2021-4 OWNER TRUST	229,501
HP INC	431,779
HPEFS EQUIPMENT TRUST 2021-1	910,728
HPEFS EQUIPMENT TRUST 2021-2	501,270
HSBC HOLDINGS PLC	2,764,292
HUNTINGTON BANCSHARES INC/OH	83,241
HYUNDAI AUTO LEASE SECURITIZATION TRUST 2020-A	275,111
HYUNDAI AUTO LEASE SECURITIZATION TRUST 2020-B	1,340,493
HYUNDAI AUTO LEASE SECURITIZATION TRUST 2021-A	1,007,258
HYUNDAI AUTO RECEIVABLES TRUST 2020-A	61,123
HYUNDAI AUTO RECEIVABLES TRUST 2020-B	974,811
HYUNDAI AUTO RECEIVABLES TRUST 2021-C	238,433
INTERNATIONAL BUSINESS MACHINES CORP	184,306
INTERSTATE POWER AND LIGHT CO	455,892
JOHN DEERE OWNER TRUST 2020	480,442
JOHN DEERE OWNER TRUST 2020-B	524,315
JOHN DEERE OWNER TRUST 2021	982,149
JOHN DEERE OWNER TRUST 2021-B	355,981
JPMBB COMMERCIAL MORTGAGE SEC TRUST 2014-C26	569,921
JPMBB COMML MTG SEC TR	350,958
JPMORGAN CHASE COMML MTG SEC TR	1,911,332

JPMORGAN COMM MTG SEC TR	136,659
KEYBANK NA/CLEVELAND OH	267,474
KEYCORP	627,770
KIMCO REALTY CORP	290,091
KINDER MORGAN INC	409,682
KLA CORP	353,449
KUBOTA CREDIT OWNER TRUST 2021-1	574,834
LAM RESEARCH CORP	286,034
LOWE'S COS INC	515,807
M&T BANK CORP	191,646
MAGELLAN MIDSTREAM PARTNERS LP	509,924
MARATHON PETROLEUM CORP	637,530
MARSH & MCLENNAN COS INC	881,228
MARTIN MARIETTA MATERIALS INC	476,415
MAXIM INTEGRATED PRODUCTS INC	97,223
MCCORMICK & CO INC/MD	1,224,072
MCDONALD'S CORP	939,215
MD COMM DEV ADMIN HOUSING REV	122,979
MEDTRONIC INC	258,098
MERCEDES-BENZ AUTO LEASE TRUST 2019-B	174,848
MERCEDES-BENZ AUTO LEASE TRUST 2020-A	228,284
MERCEDES-BENZ AUTO LEASE TRUST 2020-B	754,227
MERCEDES-BENZ AUTO RECEIVABLES TRUST 2020-1	819,738
MICHIGAN FINANCE AUTHORITY	396,078
MICROCHIP TECHNOLOGY INC	261,510
MID-AMERICA APARTMENTS LP	286,502
MISSOURI HIGHER EDUCATION LOAN AUTHORITY	452,734
MITSUBISHI UFJ FINANCIAL GROUP INC	2,152,908
MMAF EQUIPMENT FINANCE LLC 2017-B	563,024
MMAF EQUIPMENT FINANCE LLC 2018-A	346,881
MMAF EQUIPMENT FINANCE LLC 2019-A	544,183
MMAF EQUIPMENT FINANCE LLC 2019-B	774,167
MMAF EQUIPMENT FINANCE LLC 2020-B	471,721
MMAF EQUIPMENT FINANCE LLC 2021-A	631,041
MO STATE HIGHER ED STD ASST	218,220
MONDELEZ INTERNATIONAL HOLDINGS NETHERLANDS BV	1,110,000
MONDELEZ INTERNATIONAL INC	70,297
MONONGAHELA POWER CO	456,147
MORGAN STANLEY BAML TRUST	1,090,166
MORGAN STANLEY BAML TRUST 2014 C19	768,419
MORGAN STANLEY BAML TRUST 2014-C16	1,637,693
MPLX LP	703,743
NATIONAL RETAIL PROPERTIES INC	170,136
NAVIENT PRIVATE EDUCATION REFI LOAN TRUST 2021-E	574,888

NAVIENT PRIVATE EDUCATION REFI LOAN TRUST 2021-G	773,545
NAVIENT STUDENT LOAN TRUST 2016-6	410,058
NAVIENT STUDENT LOAN TRUST 2021-1	1,665,239
NELNET STUDENT LOAN TRUST 2021-A	2,121,043
NELNET STUDENT LOAN TRUST 2021-B	408,943
NELNET STUDENT LOAN TRUST 2021-C	1,143,662
NELNET STUDENT LOAN TRUST 2021-D	2,235,276
NEXTERA ENERGY CAPITAL HOLDINGS INC	990,501
NISSAN AUTO LEASE TRUST 2020-A	489,970
NISSAN AUTO LEASE TRUST 2020-B	845,256
NISSAN AUTO RECEIVABLES 2018-B OWNER TRUST	76,212
NISSAN AUTO RECEIVABLES 2020-A OWNER TRUST	707,508
NORFOLK SOUTHERN CORP	108,456
NORTH CAROLINA STATE EDUCATION ASSISTANCE AUTH	758,343
NORTH TEXAS HIGHER EDUCATION AUTHORITY INC	1,746,572
NORTHROP GRUMMAN CORP	1,217,627
NORTHWESTERN CORP	206,075
NUTRIEN LTD	289,758
NXP BV / NXP FUNDING LLC / NXP USA INC	150,973
OKLAHOMA GAS AND ELECTRIC CO	129,222
ORACLE CORP	2,906,431
OTIS WORLDWIDE CORP	757,661
PACKAGING CORP OF AMERICA	194,260
PARKER-HANNIFIN CORP	922,858
PERKINELMER INC	869,020
PERNOD RICARD INTERNATIONAL FINANCE LLC	218,764
PHEAA STUDENT LOAN TRUST 2014-2	873,714
PHILLIPS 66	806,047
PIONEER NATURAL RESOURCES CO	288,153
PPG INDUSTRIES INC	639,422
RAYTHEON TECHNOLOGIES CORP	1,044,363
REGIONS FINANCIAL CORP	466,370
RELX CAPITAL INC	552,048
ROGERS COMMUNICATIONS INC	468,720
ROLLS-ROYCE PLC	276,143
ROPER TECHNOLOGIES INC	673,563
RYDER SYSTEM INC	446,168
SANTANDER RETAIL AUTO LEASE TRUST 2019-C	369,778
SANTANDER RETAIL AUTO LEASE TRUST 2020-A	951,152
SANTANDER RETAIL AUTO LEASE TRUST 2020-B	896,858
SANTANDER RETAIL AUTO LEASE TRUST 2021-A	759,849
SANTANDER RETAIL AUTO LEASE TRUST 2021-B	921,108
SANTANDER RETAIL AUTO LEASE TRUST 2021-C	471,386
SEALED AIR CORP	204,579

SHERWIN-WILLIAMS CO/THE	374,457
SIMON PROPERTY GROUP LP	540,280
SLCC STUDENT LOAN TRUST I	42,606
SLM STUDENT LOAN TRUST 2003-10	2,131,724
SOUTHERN NATURAL GAS CO LLC	64,696
SOUTHWESTERN PUBLIC SERVICE CO	161,552
STANLEY BLACK & DECKER INC	431,205
STARBUCKS CORP	228,446
STUDENT LOAN CORP	501,199
SUMITOMO MITSUI FINANCIAL GROUP INC	1,663,130
THERMO FISHER SCIENTIFIC INC	630,747
T-MOBILE USA INC	222,693
TOWD POINT MORTGAGE TRUST 2015-6	9,471
TOWD POINT MORTGAGE TRUST 2016-3	22,993
TOWD POINT MORTGAGE TRUST 2016-4	38,197
TOWD POINT MORTGAGE TRUST 2017-1	134,323
TOWD POINT MORTGAGE TRUST 2017-5	25,087
TOWD POINT MORTGAGE TRUST 2017-6	356,209
TOWD POINT MORTGAGE TRUST 2018-2	964,063
TOWD POINT MORTGAGE TRUST 2018-3	780,500
TOWD POINT MORTGAGE TRUST 2019-4	1,100,260
TOWD POINT MORTGAGE TRUST 2021-1	729,754
TOYOTA AUTO LOAN EXTENDED NOTE TRUST 2019-1	857,512
TOYOTA AUTO LOAN EXTENDED NOTE TRUST 2020-1	1,496,571
TOYOTA AUTO LOAN EXTENDED NOTE TRUST 2021-1	1,952,865
TOYOTA AUTO RECEIVABLES 2019-D OWNER TRUST	381,698
TOYOTA AUTO RECEIVABLES 2020-C OWNER TRUST	41,973
TOYOTA AUTO RECEIVABLES 2021-D OWNER TRUST	323,105
TRANE TECHNOLOGIES LUXEMBOURG FINANCE SA	962,641
TRANS-ALLEGHENY INTERSTATE LINE CO	212,524
TRUIST FINANCIAL CORP	551,235
TYCO ELECTRONICS GROUP SA	180,702
UBS GROUP AG	599,551
UBS-BARCLAYS COMMERCIAL MORTGAGE TRUST 2012-C4	908,723
UNION PACIFIC CORP	1,155,778
UNITED PARCEL SERVICE INC	468,401
UTAH STATE BOARD OF REGENTS	1,264,809
VENTAS REALTY LP	288,119
VERIZON COMMUNICATIONS INC	747,960
VERIZON MASTER TRUST	1,772,023
VERIZON OWNER TRUST 2018-A	2,954
VERIZON OWNER TRUST 2019-A	429,659
VERIZON OWNER TRUST 2019-C	572,186
VERIZON OWNER TRUST 2020-A	1,345,759

VERIZON OWNER TRUST 2020-B	1,002,476
VERIZON OWNER TRUST 2020-C	900,974
VERMONT STD ASST CORP	858,399
VODAFONE GROUP PLC	173,517
VOLKSWAGEN AUTO LEASE TRUST 2019-A	110,275
VOLKSWAGEN AUTO LEASE TRUST 2020-A	948,829
VOLKSWAGEN GROUP OF AMERICA FINANCE LLC	412,673
VOLVO FINANCIAL EQUIPMENT LLC SERIES 2020-1	922,381
VULCAN MATERIALS CO	109,625
WALT DISNEY CO/THE	1,005,171
WASTE MANAGEMENT INC	163,495
WEC ENERGY GROUP INC	1,067,579
WELLTOWER INC	1,156,332
WFRBS COMMERCIAL MORTGAGE TRUST 2012-C10	638,628
WFRBS COMMERCIAL MORTGAGE TRUST 2013-C11	1,679,318
WFRBS COMMERCIAL MORTGAGE TRUST 2013-C17	2,089,351
WFRBS COMMERCIAL MORTGAGE TRUST 2014-C20	1,324,183
WILLIAMS COS INC/THE	408,221
WORLD OMNI AUTO LEASE SEC TRUST 2021-A	386,614
WORLD OMNI AUTO RECEIVABLES TRUST	1,172,572
WORLD OMNI AUTO RECEIVABLES TRUST 2018-B	40,575
WORLD OMNI AUTO RECEIVABLES TRUST 2019-A	210,405
WORLD OMNI AUTO RECEIVABLES TRUST 2019-C	594,443
WORLD OMNI AUTO RECEIVABLES TRUST 2020-A	1,086,804
WORLD OMNI AUTO RECEIVABLES TRUST 2020-C	848,089
WORLD OMNI AUTOMOBILE LEASE SEC TRUST 2020-B	508,678
WORLD OMNI SELECT AUTO TRUST 2019-A	454,950
WRKCO INC	126,183
XCEL ENERGY INC	502,191
TOTAL CORPORATE DEBT INSTRUMENTS - ALL OTHER	$227,579,075

Net Assets Pending Settlement	$(35,455,097)

SUBTOTAL STABLE VALUE FUND	$640,177,479

TOTAL - INVESTMENT CONTRACTS	$640,177,479
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	$(10,927,180)
TOTAL - INVESTMENT CONTRACTS AT CONTRACT VALUE	$629,250,299

AEP RETIREMENT SAVINGS 401(K) PLAN
PLAN #002 EIN #13-4922641
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
DECEMBER 31, 2021

	Identity of Issuer, Borrower, Lessor or Similar Party	Current Value

	CASH EQUIVALENTS
	JP MORGAN US GOVT MM FUND 3164	$46,133,899
	TOTAL CASH EQUIVALENTS	$46,133,899

	COMMON / COLLECTIVE TRUSTS
	COLUMBIA LARGE CAP GROWTH STOCK FUND CIT	$247,064,658
	JPM STRATEGIC PROPERTY FUND	86,941,287
(a)	MELLON CAPITAL AGGREGATE BOND INDEX FUND	608,665,464
(a)	MELLON CAPITAL EMERGING MARKETS STOCK INDEX FUND	58,080,968
(a)	MELLON CAPITAL INTERNATIONAL STOCK INDEX FUND	717,537,755
(a)	MELLON CAPITAL MID CAP STOCK INDEX FUND	467,698,045
(a)	MELLON CAPITAL SMALL CAP STOCK INDEX FUND	222,099,319
(a)	MELLON CAPITAL STOCK INDEX FUND	1,308,710,375
(a)	MELLON CAPITAL TREASURY INFLATION-PROTECTED SECURITIES FUND	27,585,802
	SANDS INTERNATIONAL CIT	29,734,845
	TCW CORE PLUS BOND FUND	74,892,930
	TOTAL COMMON / COLLECTIVE TRUSTS	$3,849,011,448

	AEP STOCK
(a)	AMERICAN ELECTRIC POWER CO INC	$318,864,921
	TOTAL AEP STOCK	$318,864,921

	CORPORATE STOCKS
	2U INC	$1,416,139
	3M CO	276,037
	8X8 INC	1,321,962
	ABBVIE INC	534,559
	ABIOMED INC	3,327,710
	ABM INDUSTRIES INC	1,278,319
	ACCENTURE PLC	1,104,776
	ACCO BRANDS CORP	168,661
	ACUITY BRANDS INC	290,268
	ACV AUCTIONS INC	1,419,556
	ADOBE INC	5,705,191
	ADTALEM GLOBAL EDUCATION INC	818,043
	ADYEN NV	4,473,979
	AERCAP HOLDINGS NV	444,529
	AES CORP/THE	338,669
	AGCO CORP	257,100
	AGIOS PHARMACEUTICALS INC	504,259
	AGNC INVESTMENT CORP	193,008
	AIRBNB INC	3,329,134
	ALASKA AIR GROUP INC	215,173
	ALIGHT INC	541,192
	ALLBIRDS INC	826,294
	ALLEGHANY CORP	3,486,823
	ALLEGHENY TECHNOLOGIES INC	111,765

ALLISON TRANSMISSION HOLDINGS	495,959
ALLY FINANCIAL INC	1,501,334
ALPHABET INC	17,597,155
ALTICE USA INC	387,851
ALTRA INDUSTRIAL MOTION CORP	126,553
AMAZON.COM INC	15,054,545
AMERICAN EAGLE OUTFITTERS INC	727,114
AMERICAN FINANCIAL GROUP INC/O	361,014
AMERICOLD REALTY TRUST	104,207
AMERIPRISE FINANCIAL INC	518,855
AMERIS BANCORP	138,359
AMERISOURCEBERGEN CORP	526,112
AMGEN INC	510,007
AMN HEALTHCARE SERVICES INC	1,153,694
AMPHENOL CORP	1,122,462
ANAPLAN INC	607,054
ANTHEM INC	2,726,542
APA CORP	566,088
APPLE INC	12,552,246
APPLIED MATERIALS INC	995,931
APTIV PLC	265,405
ARCH CAPITAL GROUP LTD	615,988
ARCHER-DANIELS-MIDLAND CO	138,357
ARES COMMERCIAL REAL ESTATE CO	95,266
ARGO GROUP INTERNATIONAL HOLDI	331,750
ARISTA NETWORKS INC	998,919
ARROW ELECTRONICS INC	364,543
ARTISAN PARTNERS ASSET MANAGEM	286,364
ARVINAS INC	520,850
ASGN INC	640,323
ASSURANT INC	797,536
ASSURED GUARANTY LTD	457,121
ATLASSIAN CORP PLC	3,939,870
AUTOLIV INC	277,035
AUTONATION INC	578,641
AUTOZONE INC	647,785
AVALONBAY COMMUNITIES INC	397,829
AVIDXCHANGE HOLDINGS INC	73,508
AVNET INC	221,488
AXALTA COATING SYSTEMS LTD	266,748
AXIS CAPITAL HOLDINGS LTD	1,489,373
AXOGEN INC	482,096
AZENTA INC	501,630
BAKER HUGHES CO	2,736,103
BANCFIRST CORP	101,959
BANK OF AMERICA CORP	2,415,807
BANK OZK	544,168
BANKUNITED INC	338,692
BATH & BODY WORKS INC	501,092
BEACON ROOFING SUPPLY INC	290,019
BELDEN INC	1,516,325
BERKSHIRE HATHAWAY INC	2,248,480
BERRY GLOBAL GROUP INC	138,338
BIONTECH SE	1,480,030
BIO-TECHNE CORP	5,320,325

BLACKSTONE MORTGAGE TRUST INC	156,162
BLOCK INC	2,805,267
BLOOMIN' BRANDS INC	245,970
BOOZ ALLEN HAMILTON HOLDING CO	146,687
BORGWARNER INC	275,693
BOYD GAMING CORP	574,852
BP PLC	232,027
BRIGHT HEALTH GROUP INC	104,294
BRIGHTVIEW HOLDINGS INC	215,889
BRINK'S CO/THE	371,126
BRISTOL-MYERS SQUIBB CO	487,577
BRUNSWICK CORP/DE	594,307
BUILDERS FIRSTSOURCE INC	252,759
BWX TECHNOLOGIES INC	255,966
C4 THERAPEUTICS INC	512,399
CABOT CORP	146,513
CADENCE BANK	528,415
CADENCE DESIGN SYSTEMS INC	1,021,943
CALLAWAY GOLF CO	550,035
CANADA GOOSE HOLDINGS INC	788,674
CANO HEALTH INC	844,205
CAPITAL BANCORP INC	160,763
CAPITAL ONE FINANCIAL CORP	2,709,556
CAREDX INC	748,373
CARGURUS INC	887,928
CARLISLE COS INC	1,038,630
CARMAX INC	1,075,439
CARTER'S INC	714,411
CARVANA CO	1,569,450
CATHAY GENERAL BANCORP	120,673
CDK GLOBAL INC	252,402
CDW CORP/DE	1,063,627
CELANESE CORP	128,398
CENOVUS ENERGY INC	285,252
CENTERPOINT ENERGY INC	189,425
CH ROBINSON WORLDWIDE INC	2,294,349
CHAMPIONX CORP	411,839
CHANGE HEALTHCARE INC	677,340
CHANNELADVISOR CORP	457,592
CHEMED CORP	315,837
CHENIERE ENERGY INC	408,621
CHEVRON CORP	278,589
CHIPOTLE MEXICAN GRILL INC	2,606,641
CIGNA CORP	4,228,866
CIMPRESS PLC	825,090
CITIGROUP INC	431,487
CITIZENS FINANCIAL GROUP INC	508,552
CLEAN HARBORS INC	1,440,878
CLEARWATER PAPER CORP	156,508

COGNIZANT TECHNOLOGY SOLUTIONS	998,898
COLFAX CORP	551,732
COLUMBIA BANKING SYSTEM INC	144,230
COMMSCOPE HOLDING CO INC	216,826
CONAGRA BRANDS INC	2,516,855
CONCENTRIX CORP	668,575
CONDUENT INC	195,631
CONNECTONE BANCORP INC	107,060
CONOCOPHILLIPS	267,716
CONSENSUS CLOUD SOLUTIONS INC	542,956
COOPER COS INC/THE	545,879
CORPORATE OFFICE PROPERTIES TR	495,489
COSTAR GROUP INC	1,894,191
COSTCO WHOLESALE CORP	3,129,162
COTERRA ENERGY INC	2,011,150
COUPA SOFTWARE INC	2,485,968
COUSINS PROPERTIES INC	469,584
CRANE CO	275,993
CROCS INC	539,422
CROWDSTRIKE HOLDINGS INC	2,769,858
CROWN HOLDINGS INC	293,475
CUMMINS INC	266,349
CURTISS-WRIGHT CORP	553,155
DANA INC	1,224,384
DANAHER CORP	4,329,114
DARDEN RESTAURANTS INC	594,425
DELEK US HOLDINGS INC	235,178
DENTSPLY SIRONA INC	3,057,459
DEXCOM INC	2,447,955
DIAMONDBACK ENERGY INC	891,488
DICK'S SPORTING GOODS INC	628,075
DISCOVER FINANCIAL SERVICES	463,858
DOLBY LABORATORIES INC	5,254,525
DOLLAR TREE INC	581,472
DOMINION ENERGY INC	207,634
DONNELLEY FINANCIAL SOLUTIONS	446,934
DOVER CORP	1,100,678
DOW INC	133,689
DR HORTON INC	665,232
EAST WEST BANCORP INC	313,304
EASTMAN CHEMICAL CO	598,384
ECOVYST INC	104,694
ELANCO ANIMAL HEALTH INC	2,024,913
ELASTIC NV	4,541,282
ELEMENT SOLUTIONS INC	843,099
ELI LILLY & CO	4,625,304

EMCOR GROUP INC	448,795
EMERSON ELECTRIC CO	273,797
EMPLOYERS HOLDINGS INC	160,430
ENCOMPASS HEALTH CORP	759,626
ENERGIZER HOLDINGS INC	364,188
ENERPLUS CORP	319,156
ENERSYS	660,388
ENTERGY CORP	834,511
ENVISTA HOLDINGS CORP	877,994
EOG RESOURCES INC	1,794,366
EPR PROPERTIES	110,462
EQT CORP	565,402
EQUITABLE HOLDINGS INC	515,164
ESSENT GROUP LTD	406,583
ESTEE LAUDER COS INC/THE	4,858,135
EURONET WORLDWIDE INC	1,839,270
EVERCORE INC	1,063,434
EVEREST RE GROUP LTD	277,481
EVERGY INC	220,993
EVERTEC INC	301,929
EXACT SCIENCES CORP	438,961
EXELON CORP	214,867
F5 INC	1,123,464
FARFETCH LTD	3,823,957
FEDERAL AGRICULTURAL MORTGAGE	326,927
FIDELITY NATIONAL FINANCIAL IN	1,161,527
FIRST AMERICAN FINANCIAL CORP	166,473
FIRST CITIZENS BANCSHARES INC/	249,782
FIRST FOUNDATION INC	111,522
FIRST HAWAIIAN INC	299,400
FIRST HORIZON CORP	178,814
FIRST MERCHANTS CORP	182,138
FIRST OF LONG ISLAND CORP/THE	52,831
FLEX LTD	1,723,222
FMC CORP	311,318
FNB CORP/PA	211,656
FOOT LOCKER INC	441,754
FORD MOTOR CO	620,338
FORTIVE CORP	415,094
FORWARD AIR CORP	1,632,414
FOX FACTORY HOLDING CORP	597,561
FRANKLIN RESOURCES INC	455,899
FRESH DEL MONTE PRODUCE INC	304,456
FRONTDOOR INC	2,339,993
FTI CONSULTING INC	165,540
GARTNER INC	1,106,265
GENERAC HOLDINGS INC	1,824,705
GENERAL MILLS INC	517,276
GENTEX CORP	275,141
GERMAN AMERICAN BANCORP INC	125,321
GILEAD SCIENCES INC	540,654
GLOBAL PAYMENTS INC	550,859
GLOBALFOUNDRIES INC	1,474,559
GLOBE LIFE INC	258,573
GOLDMAN SACHS GROUP INC/THE	2,924,595

GRACO INC	3,040,664
GRAFTECH INTERNATIONAL LTD	203,228
GRAND CANYON EDUCATION INC	1,500,696
GRAPHIC PACKAGING HOLDING CO	1,606,683
GRAY TELEVISION INC	159,405
GREAT WESTERN BANCORP INC	164,332
GROCERY OUTLET HOLDING CORP	5,036,131
H&R BLOCK INC	118,931
HAEMONETICS CORP	134,297
HALLIBURTON CO	271,215
HANCOCK WHITNEY CORP	202,031
HANESBRANDS INC	2,170,373
HANOVER INSURANCE GROUP INC/TH	484,005
HARLEY-DAVIDSON INC	483,110
HARSCO CORP	185,832
HASBRO INC	238,572
HAYWARD HOLDINGS INC	290,025
HB FULLER CO	371,223
HCA HEALTHCARE INC	532,081
HEALTHEQUITY INC	872,457
HEARTLAND EXPRESS INC	416,396
HELEN OF TROY LTD	472,316
HELMERICH & PAYNE INC	236,834
HENRY SCHEIN INC	3,954,728
HERON THERAPEUTICS INC	523,724
HILLENBRAND INC	215,499
HOLLYFRONTIER CORP	351,500
HOLOGIC INC	1,771,522
HOME BANCSHARES INC/AR	118,098
HOME DEPOT INC/THE	4,763,485
HOWMET AEROSPACE INC	165,325
HP INC	975,879
HUB GROUP INC	189,624
HUBSPOT INC	1,067,823
HUMANA INC	3,087,452
HUNTINGTON INGALLS INDUSTRIES	233,798
HUNTSMAN CORP	139,973
ICON PLC	183,652
INGEVITY CORP	221,051
INGREDION INC	341,816
INSIGHT ENTERPRISES INC	758,566
INSTALLED BUILDING PRODUCTS IN	218,243
INTERDIGITAL INC	352,921
INTERNATIONAL GAME TECHNOLOGY	146,689

INTERNATIONAL PAPER CO	1,740,844
INTUIT INC	930,096
INTUITIVE SURGICAL INC	2,975,723
INVESTORS BANCORP INC	255,111
ITT INC	679,666
J M SMUCKER CO/THE	504,571
JACOBS ENGINEERING GROUP INC	258,272
JAZZ PHARMACEUTICALS PLC	103,194
JEFFERIES FINANCIAL GROUP INC	475,804
JOHN BEAN TECHNOLOGIES CORP	524,100
JOHNSON & JOHNSON	465,481
JONES LANG LASALLE INC	170,223
KAR AUCTION SERVICES INC	412,071
KBR INC	229,052
KERING SA	3,172,577
KEYCORP	504,974
KEYSIGHT TECHNOLOGIES INC	1,023,670
KIRBY CORP	1,407,719
KKR & CO INC	1,267,245
KLA CORP	1,001,726
KNOWBE4 INC	561,112
KODIAK SCIENCES INC	801,595
KOSMOS ENERGY LTD	259,002
KRAFT HEINZ CO/THE	492,404
KROGER CO/THE	498,901
L3HARRIS TECHNOLOGIES INC	649,103
LABORATORY CORP OF AMERICA HOL	530,386
LAKELAND FINANCIAL CORP	65,074
LAM RESEARCH CORP	995,304
LAMAR ADVERTISING CO	468,097
LANDSTAR SYSTEM INC	131,580
LCI INDUSTRIES	404,483
LEAR CORP	272,413
LENDINGCLUB CORP	2,982,337
LENNAR CORP	2,456,087
LIBERTY BROADBAND CORP	5,326,449
LINCOLN NATIONAL CORP	475,636
LITHIA MOTORS INC	717,431
LIVANOVA PLC	230,553
LKQ CORP	607,984
LOWE'S COS INC	585,716
LPL FINANCIAL HOLDINGS INC	1,981,114
LULULEMON ATHLETICA INC	4,095,741
LYFT INC	6,495,644

LYONDELLBASELL INDUSTRIES NV	134,287
MAGNA INTERNATIONAL INC	1,501,437
MAGNOLIA OIL & GAS CORP	399,044
MANDIANT INC	670,800
MARATHON OIL CORP	245,413
MARCUS CORP/THE	32,469
MARKEL CORP	413,390
MARRIOTT VACATIONS WORLDWIDE C	298,081
MASCO CORP	274,069
MASONITE INTERNATIONAL CORP	221,864
MASTERCARD INC	4,749,492
MATCH GROUP INC	3,222,007
MATSON INC	2,790,210
MCKESSON CORP	559,283
MEDICAL PROPERTIES TRUST INC	279,590
MEDNAX INC	766,342
MERCK & CO INC	2,854,840
MERIT MEDICAL SYSTEMS INC	1,786,951
MERITAGE HOMES CORP	385,465
MESA AIR GROUP INC	108,573
META PLATFORMS INC	4,883,802
METHODE ELECTRONICS INC	343,698
METLIFE INC	508,169
METROPOLITAN BANK HOLDING CORP	245,552
MGM GROWTH PROPERTIES LLC	687,342
MICROSOFT CORP	12,740,811
MIDDLEBY CORP/THE	1,761,592
MIDLAND STATES BANCORP INC	140,981
MIMECAST LTD	1,204,610
MINERALS TECHNOLOGIES INC	121,648
MODINE MANUFACTURING CO	186,695
MODIVCARE INC	407,649
MOLINA HEALTHCARE INC	598,627
MOLSON COORS BEVERAGE CO	484,775
MOMENTIVE GLOBAL INC	1,297,278
MOOG INC	214,813
MORGAN STANLEY	2,409,828
MOSAIC CO/THE	169,772
MR COOPER GROUP INC	296,222
MSA SAFETY INC	206,815
N-ABLE INC	862,281
NATIONAL ENERGY SERVICES REUNI	100,274
NAVIENT CORP	223,850
NCR CORP	410,603

NETAPP INC	1,045,742
NETFLIX INC	8,463,680
NEVRO CORP	3,858,527
NEW RELIC INC	1,404,739
NEW YORK COMMUNITY BANCORP INC	455,543
NEW YORK TIMES CO/THE	7,148,110
NEXSTAR MEDIA GROUP INC	1,336,928
NEXTIER OILFIELD SOLUTIONS INC	81,000
NIKE INC	5,677,447
NMI HOLDINGS INC	587,372
NOMAD FOODS LTD	215,104
NORTHWESTERN CORP	304,891
NORTONLIFELOCK INC	284,741
NOV INC	281,935
NRG ENERGY INC	249,562
NUCOR CORP	137,893
NVIDIA CORP	13,647,292
NXP SEMICONDUCTORS NV	1,560,293
OCEANFIRST FINANCIAL CORP	211,788
OGE ENERGY CORP	225,751
OLD SECOND BANCORP INC	53,419
OMNICELL INC	3,056,293
OMNICOM GROUP INC	215,414
ON SEMICONDUCTOR CORP	3,592,493
ONEMAIN HOLDINGS INC	1,798,788
ORACLE CORP	3,273,515
ORGANON & CO	2,847,075
ORTHO CLINICAL DIAGNOSTICS HOL	378,603
OSHKOSH CORP	272,758
OWENS CORNING	335,393
OXFORD INDUSTRIES INC	207,608
PACCAR INC	2,811,081
PACIFIC BIOSCIENCES OF CALIFOR	4,938,696
PACKAGING CORP OF AMERICA	124,441
PACWEST BANCORP	345,776
PAPA JOHN'S INTERNATIONAL INC	2,358,949
PARKER-HANNIFIN CORP	294,579
PAYCHEX INC	1,107,834
PAYPAL HOLDINGS INC	2,871,131
PDC ENERGY INC	425,313
PENNYMAC FINANCIAL SERVICES IN	274,375
PERFORMANCE FOOD GROUP CO	391,946
PERRIGO CO PLC	1,342,050
PETIQ INC	296,661

PFIZER INC	3,919,267
PHILIP MORRIS INTERNATIONAL IN	509,770
PHOTRONICS INC	348,405
PINNACLE FINANCIAL PARTNERS IN	836,389
PINNACLE WEST CAPITAL CORP	451,988
POLARIS INC	540,208
PORTLAND GENERAL ELECTRIC CO	717,595
PPL CORP	206,873
PRA GROUP INC	232,221
PRECISION BIOSCIENCES INC	66,741
PREFERRED BANK/LOS ANGELES CA	164,399
PRESTIGE CONSUMER HEALTHCARE I	254,973
PRINCIPAL FINANCIAL GROUP INC	536,472
PRIVIA HEALTH GROUP INC	669,153
PROASSURANCE CORP	281,007
PROG HOLDINGS INC	1,079,618
PROSPERITY BANCSHARES INC	565,964
PRUDENTIAL FINANCIAL INC	509,594
PUBLIC SERVICE ENTERPRISE GROU	212,468
QCR HOLDINGS INC	254,968
QORVO INC	324,196
QUANEX BUILDING PRODUCTS CORP	221,855
QUEST DIAGNOSTICS INC	555,016
QUIDEL CORP	1,132,836
QURATE RETAIL INC	526,703
R1 RCM INC	482,322
RACKSPACE TECHNOLOGY INC	88,633
RANGE RESOURCES CORP	118,480
RBB BANCORP	108,992
REALOGY HOLDINGS CORP	189,852
REGAL REXNORD CORP	373,226
REGIONS FINANCIAL CORP	487,775
REINSURANCE GROUP OF AMERICA I	201,681
RELAY THERAPEUTICS INC	526,554
RELIANCE STEEL & ALUMINUM CO	133,994
RENAISSANCERE HOLDINGS LTD	1,778,981
REPUBLIC SERVICES INC	780,502
RESIDEO TECHNOLOGIES INC	152,952
RITCHIE BROS AUCTIONEERS INC	2,143,574
ROBERT HALF INTERNATIONAL INC	556,373
ROBLOX CORP	2,020,801
ROYAL DUTCH SHELL PLC	264,697
S&P GLOBAL INC	3,920,794
S&T BANCORP INC	55,286

SABRA HEALTH CARE REIT INC	176,914
SAILPOINT TECHNOLOGIES HOLDING	2,493,812
SALESFORCE INC	9,744,869
SALLY BEAUTY HOLDINGS INC	2,672,380
SANDY SPRING BANCORP INC	124,239
SCHWEITZER-MAUDUIT INTERNATION	267,127
SCIENCE APPLICATIONS INTERNATI	999,486
SEAGATE TECHNOLOGY HOLDINGS PL	986,315
SEALED AIR CORP	669,640
SENSATA TECHNOLOGIES HOLDING P	5,074,188
SERVISFIRST BANCSHARES INC	93,604
SHOPIFY INC	8,256,076
SHUTTERSTOCK INC	508,274
SIGNATURE BANK/NEW YORK NY	654,703
SKECHERS USA INC	3,056,575
SKYWORKS SOLUTIONS INC	975,520
SLM CORP	1,084,643
SMARTSHEET INC	843,431
SNAP INC	2,653,950
SNAP-ON INC	276,548
SNOWFLAKE INC	3,292,311
SOLARWINDS CORP	467,206
SONOCO PRODUCTS CO	119,601
SOTERA HEALTH CO	1,372,494
SOUTHERN FIRST BANCSHARES INC	243,274
SOUTHSTATE CORP	163,024
SP PLUS CORP	151,203
SPECTRUM BRANDS HOLDINGS INC	198,354
SPIRIT REALTY CAPITAL INC	166,545
SPORTRADAR HOLDING AG	622,523
SPOTIFY TECHNOLOGY SA	2,483,526
SPRINGWORKS THERAPEUTICS INC	485,799
SPX CORP	514,382
STAG INDUSTRIAL INC	1,482,587
STANDARD MOTOR PRODUCTS INC	102,737
STARWOOD PROPERTY TRUST INC	287,736
STEEL DYNAMICS INC	129,913
STEELCASE INC	151,504
STERIS PLC	3,397,273
STERLING CHECK CORP	511,478
STEVEN MADDEN LTD	446,577
STITCH FIX INC	2,205,126
STOCK YARDS BANCORP INC	159,572
STRIDE INC	587,841

SUMO LOGIC INC	665,904
SVB FINANCIAL GROUP	1,709,165
SYNCHRONY FINANCIAL	470,302
SYNEOS HEALTH INC	2,454,668
SYNOVUS FINANCIAL CORP	340,547
TALIS BIOMEDICAL CORP	108,334
TANDEM DIABETES CARE INC	6,447,976
TD SYNNEX CORP	511,189
TE CONNECTIVITY LTD	1,014,183
TEGNA INC	475,971
TEMPUR SEALY INTERNATIONAL INC	900,060
TENABLE HOLDINGS INC	881,671
TENET HEALTHCARE CORP	571,258
TENNANT CO	1,633,280
TEREX CORP	148,287
TESLA INC	16,180,359
TEXAS INSTRUMENTS INC	1,020,188
TEXTRON INC	198,481
THOR INDUSTRIES INC	565,028
TIMKEN CO/THE	265,104
TJX COS INC/THE	2,645,736
T-MOBILE US INC	219,086
TOLL BROTHERS INC	846,094
TOTALENERGIES SE	267,381
TRACTOR SUPPLY CO	631,813
TRADE DESK INC/THE	3,241,398
TRANSDIGM GROUP INC	383,677
TRAVEL + LEISURE CO	1,027,690
TREEHOUSE FOODS INC	281,157
TRIMBLE INC	1,718,166
TRINET GROUP INC	2,435,989
TRISTATE CAPITAL HOLDINGS INC	210,095
TRITON INTERNATIONAL LTD	417,334
TTEC HOLDINGS INC	241,678
TTM TECHNOLOGIES INC	202,074
TURNING POINT BRANDS INC	155,351
TWILIO INC	3,505,319
TWIST BIOSCIENCE CORP	2,305,061
TYSON FOODS INC	520,084
UBER TECHNOLOGIES INC	4,168,094
UGI CORP	741,033
ULTA BEAUTY INC	627,581
ULTRA CLEAN HOLDINGS INC	408,633
UMPQUA HOLDINGS CORP	254,160

UNDER ARMOUR INC	824,175
UNILEVER PLC	481,689
UNION PACIFIC CORP	2,765,184
UNISYS CORP	111,531
UNITED RENTALS INC	269,155
UNITED THERAPEUTICS CORP	516,647
UNIVAR SOLUTIONS INC	216,594
UNIVERSAL CORP/VA	275,753
UNIVERSAL HEALTH SERVICES INC	1,108,852
UPLAND SOFTWARE INC	158,913
UPWORK INC	3,557,798
US FOODS HOLDING CORP	979,872
VALLEY NATIONAL BANCORP	268,208
VALVOLINE INC	834,513
VERACYTE INC	1,098,763
VERITEX HOLDINGS INC	199,218
VERIZON COMMUNICATIONS INC	2,766,506
VERTEX PHARMACEUTICALS INC	2,152,958
VIAD CORP	95,892
VIATRIS INC	526,872
VIKING THERAPEUTICS INC	337,534
VIMEO INC	2,324,060
VIPER ENERGY PARTNERS LP	334,056
VISA INC	4,096,903
VISTRA CORP	4,503,177
VONTIER CORP	2,315,506
VOYA FINANCIAL INC	515,892
VROOM INC	1,743,610
WABASH NATIONAL CORP	194,126
WALKER & DUNLOP INC	598,390
WEBSTER FINANCIAL CORP	254,910
WELLS FARGO & CO	3,461,757
WERNER ENTERPRISES INC	147,079
WESCO INTERNATIONAL INC	1,059,957
WESTERN UNION CO/THE	175,171
WESTINGHOUSE AIR BRAKE TECHNOL	1,920,494
WESTLAKE CORP	121,413
WHITE MOUNTAINS INSURANCE GROU	280,850
WHITING PETROLEUM CORP	196,433
WILLIAMS-SONOMA INC	575,549
WINTRUST FINANCIAL CORP	160,297
WISDOMTREE INVESTMENTS INC	1,006,165
WIX.COM LTD	4,200,843
WOODWARD INC	548,066

	WORKDAY INC	3,483,318
	WORLD FUEL SERVICES CORP	245,192
	WSFS FINANCIAL CORP	68,013
	WYNDHAM HOTELS & RESORTS INC	3,956,523
	YELP INC	257,775
	ZEBRA TECHNOLOGIES CORP	983,270
	ZENDESK INC	1,857,301
	ZIFF DAVIS INC	2,939,342
	ZIMMER BIOMET HOLDINGS INC	788,410
	ZIPRECRUITER INC	849,556
	ZOOMINFO TECHNOLOGIES INC	1,213,698
	TOTAL CORPORATE STOCKS	$704,278,150

	REGISTERED INVESTMENT COMPANIES
	DODGE & COX INTL STCK-I	$31,650,980
	TOTAL REGISTERED INVESTMENT COMPANIES	$31,650,980

	SELF DIRECTED BROKERAGE
(a)	VARIOUS STOCKS, MUTUAL FUNDS AND MONEY MARKET	$100,310,223
	TOTAL SELF DIRECTED BROKERAGE	$100,310,223

(a)	PARTICIPANT LOANS (Interest rates ranging from 4.25% to 10.5%, maturing through May 2048)	$55,361,807

	NET ASSETS PENDING SETTLEMENT	$(4,334,076)

	TOTAL NET ASSETS	$5,101,277,352

(a)	Party-in-interest to the Plan

Note: Historical Cost is not required as all investments are participant-directed.

AEP RETIREMENT SAVINGS 401(K) PLAN
EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, LLP